JOINT FILING AGREEMENT

THIS JOINT FILING AGREEMENT (the “Agreement”) is made and entered into as of April 23, 2008, by and between Mr. Pasquale Natuzzi and INVEST 2003 S.r.l.

The parties to this Agreement hereby agree to prepare and file jointly all filings on Schedule 13D and Schedule 13G (“Filings”) required to be filed by them pursuant to Section 13(d) or 13(g) under the Securities Exchange Act of 1934, as amended, with respect to their respective ownership of any securities of Natuzzi S.p.A. that are required to be reported on any Filings.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

/s/ Pasquale Natuzzi
Pasquale Natuzzi

INVEST 2003 S.r.l. /s/ Pasquale Natuzzi By: Pasquale Natuzzi Sole Director